Exhibit 12.1

France Telecom

Computation of Ratio of Earnings to Fixed Charges

(in millions of euros, except ratio)

(in accordance with IFRS)	Six months ended June 30,	Year ended
	2008	2007	2006	2005	2004

Total Earnings	6,045	11,810	7,475	11,051	9,559
Income from continuing operations before income taxes, minority interests and share in equity affiliates	4,268	8,145	3,713	7,111	5,096
Distributed income of equity investees	0	1	4	113	2

Fixed charges	1,777	3,664	3,758	3,827	4,461

Minority interest in pre-tax income from subsidiaries that have not incurred fixed charges	-	-	-	-	-

Total Fixed Charges	1,777	3,664	3,758	3,827	4,461

Interest expensed and capitalized	1,206	2,647	2,874	2,917	3,677

Amortized premiums, discounts and capitalized expenses related to indebtedness	62	184	202	344	203
Estimate of the interest included in rental expense	509	833	682	566	581

RATIO OF EARNINGS TO FIXED CHARGES	3.40	3.22	1.99	2.89	2.14